Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of EZCORP, Inc. of our reports dated November 3, 2006 (except for Note R, which is as of December 11, 2006), relating to the consolidated financial statements, management’s assessment of internal control over financial reporting as of September 30, 2006, and the effectiveness of internal control over financial reporting as of September 30, 2006, which are contained in the Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated November 3, 2006 (except for Note R, which is as of December 11, 2006) relating to the financial schedule listed in the index at Item 15(a)(2) which appears in the Annual Report on Form 10-K.
BDO Seidman, LLP
Dallas, Texas
February 6, 2007